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Rosemarie A. Thurston	Direct Dial: 404-881-4417	Email: rosemarie.thurston@alston.com

August 29, 2014

Via EDGAR AND UPS Next-Day Air Delivery

Mr. Edward P. Bartz

Senior Counsel

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, Mail Stop 3010

Washington, DC 20549

Re:	BDCA Senior Capital, Inc. – Registration Statement on Form N-2

Dear Mr. Bartz:

This letter sets forth the response of our client, Business Development Corporation of America II, formerly BDCA Senior Capital, Inc. (the “Fund”), to the verbal comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) from the telephone conversation on July 31, 2014 regarding the Fund’s registration statement on Form N-2 filed on July 16, 2014 (the “Registration Statement”). For your convenience, we have set forth below each of the Staff’s comments followed by the relevant response.

PROSPECTUS

Cover Page

2. Comment: Please revise the disclosure to state that the Fund will not commence a tender offer until 12 months after meeting its minimum offering requirement, and that it may take as long as two years after the effective date of the offering.

Response: The Fund has revised the above-referenced disclosure as follows:

We intend to implement a share repurchase program, but only a limited number of shares will be eligible for repurchase by us. Except in limited circumstances, we will not commence a tender offer for the repurchase of shares until 12 months after meeting our minimum offering requirement, and consequently you will not be eligible to participate in our share repurchase program during the first year of our offering. Further, because it may take up to one year from the effective date of the offering to meet our minimum offering requirement, it may take as long as two years after the effective date of the offering before you are eligible to

Atlanta • Brussels • Charlotte • Dallas • Los Angeles • New York • Research Triangle • Silicon Valley • Washington, D.C.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

August 29, 2014

participate in our share repurchase program. In addition, during any 12-month period, we will not repurchase more than 25% of the weighted average number of shares outstanding in the prior calendar year. In addition, any such repurchases will be at a price equal to our current NAV.

Prospectus Summary – Investment Objectives and Policies (Page 1)

3. Comment: The Staff reiterates its concern regarding the use of the term “senior capital” in the Fund’s name, and therefore requests that the Fund adopt and disclose a policy to invest at least 80% of the Fund’s assets in senior capital investments, such as securities that have priority claim ahead of all other securities of the Fund. See Rule 35d-1(a)(2) under the Investment Company Act of 1940, as amended (the “1940 Act”).

Response: As noted previously, the Fund has changed its name to remove the phrase “senior capital” in response to the Staff’s comment.

4. Comment: This section provides that the Fund intends to have at least 75% of its investments in Leveraged Loans, which will generally be rated below investment grade, or would be rated below investment grade if they were rated. Please revise to state that the Fund intends to achieve its investment objective by investing in a portfolio composed primarily of leveraged loans that will be rated below investment grade and are considered “junk.”

Response: The Fund has revised the above-referenced disclosure as follows:

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock may be considered speculative and involves a high degree of risk, including the risk of a substantial loss of investment. We intend to achieve our investment objective by investing in a portfolio composed primarily of ~~may invest in~~ securities that are rated below investment grade by ratings agencies or ~~might~~ would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

Prospectus Summary – Investment Adviser (Page 4)

6. Comment: Please provide additional analysis regarding inclusion of the performance of Business Development Corporation of America (“BDCA”), an affiliated business development company (“BDC”) for which BDCA Adviser, LLC (“BDCA Adviser”) serves as investment adviser. Please confirm supplementally that the Fund is relying on the Staff guidance

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

August 29, 2014

in the Nicholas-Applegate Mutual Funds no-action letter, (pub. avail. Aug. 6, 1996) (“Nicholas-Applegate”) with respect to the presentation of related performance.

Response: The Fund has removed the performance data of BDCA and BDCA Adviser.

Prospectus Summary – Estimated Use of Proceeds (Page 7)

8. Comment: Please revise this disclosure to describe a return of capital distribution as a return of an investor’s original investment in the Fund, and describe “distributions from [the Fund’s] net offering proceeds” as a “return of capital distribution.”

Response: The Fund has revised the Prospectus as follows:

During this time, we may also use the net proceeds to pay operating expenses and to fund distributions to our stockholders. Distributions made to our stockholders from our net offering proceeds will be considered a return of capital, which is the return of an investor’s original investment in us and will therefore reduce a stockholder’s tax basis in his or her shares. See “Risk Factors – Risks Relating to Our Business and Structure – The amount of any distributions we pay is uncertain. Our distributions to our stockholders may exceed our earnings, particularly during the period before we have substantially invested the net proceeds from this offering. Therefore, portions of the distributions we pay may represent a return of capital to you which will reduce your tax basis in our shares and reduce the amount of funds we have for investments in targeted assets. We may not be able to pay you distributions, and our distributions may not grow over time.” In accordance with the requirements of the 1940 Act, we are prohibited from paying distributions to our stockholders from any source other than our accumulated undistributed net income or our as-determined net income unless accompanied by a written statement which adequately discloses the source or sources of such payment. Our board of directors, including a majority of our independent directors, will be required to determine that making ~~distributions from our net offering proceeds~~ return of capital distributions from our net offering proceeds is in the best interests of our stockholders based upon our then-current financial condition and our expected future growth prospects.

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

August 29, 2014

Prospectus Summary – Risk Factors (Page 7)

9. Comment: Please revise the bullet point risk factor concerning “junk” investments to state that the Fund intends to achieve its investment objective by investing in a portfolio composed primarily of leveraged loans that will be rated below investment grade and are considered “junk.”

Response: The Fund has revised the above-referenced disclosure to include the following bullet point risk factor:

•	We intend to achieve our investment objective by investing in a portfolio composed primarily of ~~may invest in~~ securities that are rated below investment grade by ratings agencies, or that ~~might~~ would be rated below investment grade if they were rated. Below investment grade securities, which are often referred to as “junk,” have predominantly speculative characteristics with respect to the issuer’s capacity to pay interest and repay principal. They may also be difficult to value and illiquid.

The Fund has also included the same statement in the risk factor captioned “Risk Factors – Risks Related to Our Investments – Our investments in Senior Leveraged Loans involve risk and we could lose all or a part of our investment.”

Fees and Expenses (Page 13)

10. Comment: Please revise the Fees and Expenses table to carry all amounts out to two decimal places.

Response: The Fund has made the requested modification to the “Fees and Expenses” table in the Prospectus.

Additional Comment: Determination of NAV – Determinations in Connection With Offerings

11. Comment: In the list of factors to be considered by the board of directors of the Fund in making a determination regarding the Fund’s net asset value, please revise the third bullet point in this section to remove the word “generally.”

Response: The Fund has revised the above-referenced disclosure as follows:

•	the magnitude of the difference between (i) a value that our board of directors or a committee thereof has determined reflects the current NAV of our common stock, which is ~~generally~~ based upon the NAV of our common stock disclosed in the most recent periodic report that we filed with the SEC, as adjusted to reflect our management’s assessment of any material change in the NAV of our common stock since the date of the

Mr. Edward P. Bartz

U.S. Securities & Exchange Commission

August 29, 2014

most recently disclosed NAV of our common stock, and (ii) the current offering price of our common stock.

Please contact me if you should need additional information or should have questions.

Sincerely,

/s/ Rosemarie A. Thurston

Rosemarie A. Thurston

cc:

James A. Tanaka, RCS Capital Corporation
John H. Grady, National Fund Advisors, LLC
Christopher Carlson, RCS Capital Corporation
Nataly Zelensky, RCS Capital Corporation
Martin H. Dozier, Alston & Bird LLP